The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

December 12, 2002

orate Finance
ce
nmission
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

VOLUNTARY PETITION FOR REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE FILED BY UNITED AIR LINES, INC.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

12/20

December 10, 2002

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.:	8309

Voluntary Petition for Reorganization under Chapter 11 of the Bankruptcy Code Filed by United Air Lines, Inc.

United Air Lines, Inc., which has transaction with our subsidiary The Chuo Mitsui Trust and Banking Co., Ltd., has filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Illinois. We hereby inform you of our claims to United Air Lines, Inc.

1. Profile of United Air Lines, Inc.

(1) Company name:	United Air Lines, Inc.
(2) Head office address:	1200 East Algonquin Road, Elk Grove Township, Illinois 60007, U.S.A.
(3) Name of representative:	Glenn Tilton
(4) Capital:	$4,129 million
(5) Business:	Air Transportation

2. Event that occurred in connection to the United Air Lines, Inc. and of the date of the event

: December 9, 2002 (U.S.A. time)

: Filed voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code.

3. Amount of claims to the United Air Lines, Inc.

The Chuo Mitsui Trust and Banking Co., Ltd.: ¥5,127 million

(The conversion rate of the above figure is based on The Chuo Mitsui Trust and Banking Co., Ltd.'s TTM for December 10, 2002. ¥123.40 to the dollar.)

4. Impact of the event on the performance of the Mitsui Trust Holdings, Inc.

There is no change to our projected financial results for the term through March 2003.

[For inquiries concerning this matter]

Public Relations Group

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department